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Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BlackRock MuniYield Michigan Quality Fund, Inc. (811-07080) N-14 Filing

Ladies and Gentlemen:

On behalf of BlackRock MuniYield Michigan Quality Fund, Inc., we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-14 (the “Registration Statement”).

The Registration Statement is being filed in connection with the proposed reorganization of BlackRock MuniYield Michigan Quality Fund II, Inc. (811-06501) with BlackRock MuniYield Michigan Quality Fund, Inc. (811-07080) (together, the “Funds”) and relates to BlackRock MuniYield Michigan Quality Fund, Inc.’s proposed offering of common shares in connection therewith and the solicitation of proxies from both Funds’ common shareholders in connection therewith. The Funds have concurrently filed a joint preliminary proxy statement on Schedule 14A relating to the solicitation of proxies from preferred shareholders of the Funds in connection with this proposed reorganization.

A fee of $116.20 to cover the registration fee under the Securities Act has been paid.

Securities and Exchange Commission
May 8, 2015

If you have any questions or require any further information with respect to this Registration Statement, please call me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon